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JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

May 8, 2015

VIA EDGAR

Tony Burak

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation III (File No. 333-191925)

Dear Mr. Burak:

On behalf of FS Investment Corporation III (“FSIC III” or the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 23, 2015 to the Company regarding the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-191925) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

Financial Statements

Schedule of Investments, Page F-13

1. The Unfunded/Contingent Warrant Commitment fair value amount is $(2,475,000). To what does the Unfunded/Contingent Warrant Commitment relate? Why is this amount not discussed in Note 6 to the Notes to the Consolidated Financial Statements?

The “Unfunded/Contingent Warrant Commitment” relates to a portion of the warrants that FSIC III received in connection with an investment it made in NewStar Financial, Inc. (“NewStar”) in November 2014. FSIC III made this investment as part of a co-investment with FS Investment Corporation (“FSIC”) and FS Investment Corporation II (“FSIC II”, and together with FSIC and FSIC III, the “FSIC Funds”). The FSIC Funds made an aggregate commitment to fund a $200 million unsecured note ($50 million of which is an FSIC III commitment) and received a total of 9.5 million warrants (2.375 million of which were received by FSIC III). Upon the satisfaction of certain conditions, NewStar may request that the FSIC Funds fund additional unsecured notes in

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an aggregate amount not to exceed $100 million (up to $25 million of which would be funded by FSIC III). If the FSIC Funds decline to fund any such additional amounts requested by NewStar, they would collectively forfeit up to 1.5 million of the warrants they received (up to 375,000 of which would be forfeited by FSIC III). FSIC III included all of the 2.375 million warrants it received on its schedule of investments. FSIC III also included on its schedule of investments a contra asset with respect to the fair value of the 375,000 warrants that are potentially subject to forfeiture. As of December 31, 2014, the fair value of the 375,000 warrants that are potentially subject to forfeiture was $2.475 million (or $6.60 per warrant).

The $2.475 million of “Unfunded/Contingent Warrant Commitment” was not discussed in Note 6 because the amount does not represent an obligation to fund an investment. As discussed above, the amount relates to the fair value of the 375,000 warrants that are potentially subject to forfeiture.

In future filings with the Commission, FSIC III will include footnote disclosures on its schedule of investments to clarify to what the “Unfunded/Contingent Warrant Commitment” relates.

Note 7 to the Notes to the Consolidated Financial Statements—Fair Value of Financial Instruments, Page F-34

2. Have there been any challenges by the Valuation Committee of, or disagreements with Citibank, N.A. (“Citibank”) over, the valuations of the loans underlying the total return swap (“TRS”) provided by Citibank? Is there any recourse for FSIC III if there is a disagreement?

There have not been any challenges by the Valuation Committee. There have been instances in the past where management received different quotes on assets held in the TRS by its valuation provider, Markit. In those instances, management alerted Citibank to the differences and requested that they be explored.

As referenced in the Registration Statement, to the extent the Valuation Committee has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation is discussed or challenged pursuant to the terms of the TRS. Per Annex A of the Third Amended and Restated Confirmation Letter Agreement, dated as of January 28, 2015, by and between Center City Funding LLC and Citibank, there is a procedure for managing a dispute regarding Citibank’s valuations, as explained in the second and third sentences of the definition of “Current Price” below:

“Current Price” means, with respect to any Reference Obligation on any date of determination, the Calculation Agent’s determination of the net cash proceeds that would

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be received from the sale on such date of determination of such Reference Obligation, net of the related Costs of Assignment. If Counterparty disputes the Calculation Agent’s determination of the Current Price of any Reference Obligation, then Counterparty may, no later than two hours after Counterparty is given notice of such determination, (a) designate up to two entities, each of which shall be either (i) an Approved Buyer or (ii) a Dealer of credit standing acceptable to Citibank in the exercise of its reasonable discretion and (b) provide to Citibank within such two-hour period with respect to each such Approved Buyer or Dealer a Firm Bid with respect to the entire Reference Amount of the Reference Obligation. The higher of such two Firm Bids will be the Current Price. The “Current Price” shall be expressed as a percentage of par and will be determined exclusive of accrued interest.

* * * * * * *

The Company hereby acknowledges that: (i) notwithstanding that the Commission or the Staff, acting pursuant to delegated authority, declared the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, did not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	James O’Connor, Esq.

Christina DiAngelo Fettig

Securities and Exchange Commission

Stephen S. Sypherd

FS Investment Corporation III